UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule (13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13-d 2(a)

CGI GROUP INC.
(Name of Issuer)

Class A Subordinate Voting Shares
(Title of Class of Securities)

399 45C 109
(CUSIP Number)

Soulef Hadjoudj Caisse de dépôt et placement du Québec 1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3 (514) 847-5998
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Caisse de dépôt et placement du Québec
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Québec, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,136,698
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 68,136,698
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,136,698
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1%
14		TYPE OF REPORTING PERSON* OO

ITEM 1.	SECURITY AND ISSUER.
This Statement is being filed by Caisse de dépôt et placement du Québec (“CDP”) and relates to Class A Subordinate Voting Shares (the “Shares”) issued by CGI Group Inc.  (the “Issuer”). The address of the principal executive office of the Issuer is c/o 1130, Sherbrooke West, Montreal, Quebec, H3A 2M8.  CDP previously reported beneficial ownership of Shares on a Schedule 13G.  This statement is being filed pursuant to Rule 13d-1(f) as a result of the transactions described herein.

ITEM 2.	IDENTITY AND BACKGROUND.
(a)           CDP is a legal person without share capital created by a special act of the Legislature of the Province de Québec.

(b) and (c)(i)     The address for CDP is 1000, place Jean-Paul-Riopelle, Montréal, Québec, H2Z 2B3. The principal business of CDP is to receive on deposit and manage funds deposited by agencies and instrumentalities of the Provence de Québec. The name, residence or business address and principal occupation or employment of each director, executive officer and controlling person are available in Annex A to this Schedule 13D.

(d)          During the five years prior to the date hereof, CDP has not been convicted in a criminal proceeding.

(e)           During the five years prior to the date hereof, CDP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           The citizenship of the natural persons who are officers, directors or controlling persons of CDP is set forth in Schedule A.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
On May 31, 2012, CDP purchased 46,707,146 subscription receipts from the Issuer in a private placement for an aggregate purchase price of approximately $1.0 billion.  Each subscription receipt represented the right to receive, following the fulfillment of certain conditions relating to the Issuer’s acquisition of Logica PLC (the “Logica Acquisition”), one Share.  On August 20, 2012, the conditions relating to the Logica Acquisition were satisfied and CDP became the beneficial owner of 46,707,146 Shares.  Prior to the satisfaction of the conditions relating to the Logica Acquisition, CDP held 21,429,552 Shares, which it had purchased in open market transactions.  The source of the funds used to acquire the Shares was cash on hand.

ITEM 4.	PURPOSE OF TRANSACTION.
Subscription Agreement

Pursuant to the Subscription Agreement, dated as of May 31, 2012, by and among CDP and the Issuer, CDP subscribed for 46,707,146 subscription receipts (the “Subscription Receipts”).  Each Subscription Receipt entitled CDP to receive, upon satisfaction of certain conditions, one Share without the payment of additional consideration at a unit price of $21.41 per Subscription Receipt, for a total purchase price of $999,999,995.86.

Registration Rights Agreement

Pursuant to the Subscription Agreement, upon exchange of the Subscription Receipts for Shares, the Issuer and CDP will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), under which CDP or any of its permitted assignees or transferees, who at the time of exercising such rights beneficially owns or exercises control or direction over 20% or more of all outstanding Shares, may, subject to certain limitations, require the Issuer to file one or more prospectuses and take such other steps as may be reasonably necessary to facilitate a secondary offering in Canada of all or any portion of the Shares held by CDP or any of its permitted assignees or transferees.  The Registration Rights Agreement also provides for unlimited piggyback registration rights for CDP and includes other customary provisions relating to, among other things, indemnification and contribution.  In the event that the Issuer proposes to file a registration statement for the distribution of shares in the United States, the parties to the Registration Rights Agreement shall, prior to such distribution taking place, supplement the Registration Rights Agreement so as to provide the holders of registrable securities with registration rights enabling distributions of shares to the public in the United States that are substantially equivalent to the rights provided under the Registration Rights Agreement.

In addition, CDP will have the right to recommend to the Issuer one nominee (the “CDP Nominee”) to be part of any slate of board nominees proposed by the Issuer and included in a management information circular of the Issuer relating to the election of directors of the Issuer, subject to certain limitations.  If the CDP Nominee ceases to be a director or if there is otherwise a vacancy in respect of the CDP nominee, CDP will be entitled to recommend, and the Issuer will promptly appoint to the board, an individual as CDP Nominee.

CDP expects to evaluate on an ongoing basis their interest in, and intentions with respect to, the Issuer. Accordingly, CDP reserves the right to change their plans and intentions at any time, as they deem appropriate. In particular, CDP may at any time and from time to time, in privately negotiated transactions or otherwise, acquire additional securities of the Issuer, including additional Shares; dispose of all or a portion of the securities of the Issuer, including the Shares that it now owns or may hereafter acquire; and/or enter into derivative transactions with institutional counterparties to hedge the market risk of some or all of its positions in such Shares.  CDP may also encourage (including, without limitation, through their designees on the Issuer’s board of directors and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer; existing or potential strategic partners; industry analysts; and other investment and financing professionals) the Issuer to consider or explore any of the items enumerated in the following paragraph.

Except as described above in this Item 4, CDP does not have any present plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer or a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.
The responses to this Item 5 and the information on the cover page are based on their being 271,807,306 Shares outstanding after giving effect to the issuance of Shares to CDP and 33,608,159 shares of Class B shares outstanding, based on the Form 6-K filed by the Issuer on July 25, 2012.

(a)           As a result of the transactions described above, CDP beneficially owns a total of 68,136,698 Shares, which represents 25.1% of the Issuer’s outstanding Shares.  However, because CGI’s capital structure also includes Class B shares, which are entitled to 10 votes per share, CDP’s beneficial ownership of its Shares represents 11.2% of the voting rights attached to all of CGI’s outstanding voting securities.

(b)         CDP may be deemed to have sole voting and dispositive power with respect to the 68,136,698 Shares.

(c)           Except as set forth on Schedule B, CDP has not effected any transaction in the Shares in the last 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the Shares beneficially owned by CDP.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 4 for descriptions of the Subscription Agreement and the Registration Rights Agreement.

The summary contained in this Schedule 13D of certain provisions of the Subscription Agreement and the Registration Rights Agreement (collectively, the “Agreements”) is qualified in its entirety by reference to the respective Agreements, which are attached hereto as Exhibit 1.

Except for the Agreements as described above, to the best knowledge of CDP, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.	Description
1
Subscription Agreement, dated as of May 31, 2012, by and among CGI Group Inc. and CDP, including the Form of Registration Rights Agreement by and among CGI Group Inc. and CDP (incorporated by reference to Exhibit 99.12 to the Form 6-K filed by the Issuer on June 7, 2012.)

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Dated: August 28, 2012

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC
By:	/s/ Soulef Hadjoudj
Name: Soulef Hadjoudj Title: Legal Counsel

Schedule A
CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Directors and Officers

Name	Business Address	Principal Occupation or Employment	Citizenship
Mr. Robert Tessier	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Chairman of the Board	Canadian
Mr. Michael Sabia	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Director President and Chief Executive Officer	Canadian
Madam Elisabetta Bigsby	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Claudette Carbonneau	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Louise Charette	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Jocelyne Dagenais	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President and Chief Executive Officer Commission administrative des régimes de retraite et d’assurances	Canadian
Madam Michéle Desjardins	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President Koby Consulting	Canadian
Mr. Pierre Fitzgibbon	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President and Chief Executive Officer, Atrium Innovations, Inc.	Canadian
Mr. Denys Jean	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director President and General Manager, Régie des rentes du Québec	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Mr. A. Michel Lavigne	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Jean Pierre Ouellet	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Réal Raymond	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Mr. Francois R. Roy	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Canadian
Madam Ouma Sananikone	1000, place Jean-Paul-Riopelle Montréal, Québec H2Z 2B3	Director	Australian
Mr. Claude Bergeron	1000, place Jean-Paul-Riopelle, 9th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Chief Risk Officer	Canadian
Mr. Frédérick Charette	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Talent Management and Organizational Development	Canadian
Mr. Marc Cormier	1000, place Jean-Paul-Riopelle, 6th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Fixed Income	Canadian
Mr. Denis Couture	1000, place Jean-Paul-Riopelle, 11h Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Public Affairs	Canadian
Mr. Daniel Fournier	1000, place Jean-Paul-Riopelle, 9th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Real Estate	Canadian

Name	Business Address	Principal Occupation or Employment	Citizenship
Madam Marie Giguère	1000, place Jean-Paul-Riopelle, 12th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Legal Affairs and Secretariat	Canadian
Mr. Jean-Luc Gravel	1000, place Jean-Paul-Riopelle, 7th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President, Equity Markets	Canadian
Mr Roland Lescure	1000, place Jean-Paul-Riopelle, 11th Floor Montreal (Quebec) H2Z 2B3	Executive Vice-President and Chief Investment Officer	Canadian
Mr Pierre Miron	1000, place Jean-Paul-Riopelle, 4th Floor Montréal, Québec H2Z 2B3	Executive Vice-President, Operations and Information Technology	Canadian
Mr Bernard Morency	1000, place Jean-Paul-Riopelle, 9th Floor Montréal, Québec H2Z 2B3	Executive Vice-President, Depositor’s Strategy and Chief Operations Officer	Canadian
Mrs. Maarika Paul	1000, place Jean-Paul-Riopelle, 11th Floor Montréal, Québec H2Z 2B3	Executive Vice-President and Chief Financial Officer	Canadian
Mr. Normand Provost	1000, place Jean-Paul-Riopelle, 4th Floor Montréal, Québec H2Z 2B3	Executive Vice-President, Private Equity	Canadian

Transactions in the Class A Subordinated Voting Shares of
CGI Group Inc.

(All transactions were made in the open market unless otherwise indicated)

None.